
metabolic

RECEIVED
2005 JUN 14 A 10:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 June, 2005

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.


05008931

EXPRESS POST

Dear Sir/Madam,

Re: **Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)**
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
15 March 2005	ASIC	Change to Company Details – Form 484	2
20 April 2005	ASX	AOD9604 Update	5
2 May 2005	ASX	ACV1 Update	2
19 May 2005	ASX	Price Query	2
1 June 2005	ASX	Metabolic Pharmaceuticals Limited Establishes American DDepositary Receipt (ADR) Program	7
3 June 2005	ASX	AOD9604 Obesity Drug Update	3

Yours faithfully,
Metabolic Pharmaceuticals Limited

B Shave

Belinda Shave
Financial Controller & Company Secretary

(MPSEC7-6-05.doc)

Australian Securities & Investments Commission

RECEIVED
2005 JUN 14 A 10:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Metabolic Pharmaceuticals Limited

ACN/ABN
96 083 866 862

Corporate key
60124512

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Metabolic Pharmaceuticals Limited (B. Shave)

ASIC registered agent number (if applicable)

Telephone number
9860 5700

Postal address
Level 3, 509 St Kilda Road
Melbourne VIC 3004

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Belinda Shave

Capacity
- [ ] Director
- [x] Company secretary

Signature
B Shave

Date signed
15/03/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

A1 Change of address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder or member).
You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member *address*

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)

Street number and Street name
21 Elizabeth Street

Suburb/City
Elsternwick

State/Territory
VIC

Postcode
3185

Country (if not Australia)

Date of change
For members' address changes, use the date of change to the members' register

Date of change
15/03/05
[D D] [M M] [Y Y]

Apply address to
You can apply the new address to one or more of the following — registered office, principal place of business, etc.

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

☐ **Registered office address**

If the registered office has changed, does the company occupy the premises?

☐ yes

☐ no

If no, name of occupier?

☐ Occupier's consent (Select box to indicate the statement below is correct)
The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☒ **Company officeholder's residential address**

1
Family name
BELYEA

Given names
Christopher Ian

Date of birth
01/09/58
[D D] [M M] [Y Y]

Place of birth (town/city)
Melbourne

(state/country)
Victoria, Australia

2
Family name

Given names

Date of birth
[D D] [M M] [Y Y]

Place of birth (town/city)

(state/country)

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☐ **Member's address**

1
Family name

Given names

2
Family name

Given names

When a member is a company, not a person

1
Company name (only if a member)

ACN/ ARBN/ ABN

Country of incorporation (if not Australia)

File No. 82-34880



metabolic

AOD9604 Update

12 Week Follow-Up Data Show Weight Loss Maintained in Trial Volunteers

20 April 2005

- **Metabolic Pharmaceuticals is pleased to announce final results from the 12 week monitored, post-treatment follow-up in the Phase 2b obesity drug (AOD9604) clinical trial.**
    - **As previously announced, patients receiving AOD9604 lost weight during the 12-week treatment period of the trial; the new data from the follow-up show that they maintained the reduced weight levels in the 12 weeks after treatment ceased.**
    - **Lack of weight "rebound" in an obesity drug is a preferred outcome from a commercial and public health point of view.**
- **Follow-up laboratory experiments are consistent with the bimodal dose-response observed in the recently completed Phase 2b trial. Bimodal means there were two distinct and separate peaks in the dose-response relationship.**
- **Substantial progress has been made in elucidating the molecular mechanism of action of AOD9604.**
- **Metabolic's AOD9604 data will be presented at the American Diabetes Association meeting to be held on June 10 2005 in San Diego and is also being prepared for publication in a peer-reviewed medical journal.**

Post-treatment weight data from Phase 2b clinical trial:

In the recent clinical trial reported in December, obese patients were given AOD9604 or placebo capsules daily for 12 weeks. As part of the trial protocol, their progress was also followed for an additional 12 weeks after the cessation

of treatment. The expectation and hope would be that in the 12 weeks after treatment stopped, the drug effect would stop but also that there would be little or no reversal of the weight loss.

The trial data support this. There was no post-treatment reversal of the weight loss achieved during AOD9604 treatment, with average weight change during the 12 weeks post-treatment period for all those who had received AOD9604 being zero at 0.0 kg ± 0.3 kg (placebo group was similar at -0.1 kg ± 0.7 kg).

Metabolic CEO, Dr Roland Scollay, welcomed the news. "These data are consistent with the commercially important expectation that, as with existing drugs, the weight loss observed with AOD9604 treatment levels off when the patient stops taking the drug. In addition, maintenance of the weight loss post-treatment is a very desirable feature and, together with safety and efficacy, would be an important consideration in the future decision of doctors to prescribe a drug (or drugs) to achieve sustainable weight loss."

Further Information on Dose Response of AOD9604:

An unexpected outcome from the clinical trial was the way the patients responded to AOD9604 at different doses. These data have now been further analysed with emphasis on the data relating to gender effects on weight, waistline and the different fat compartments. New data from subsequent investigations in the Metabolic laboratories have also now been analysed.

The trial showed that the best effect was seen at the lowest daily dose tried, 1 mg, but the effect was less at doses around 10 mg and tended to return at higher doses (see appendix). The trial data also indicate that men and women respond similarly at 1 mg, while at high doses, the effect is greater in men (see appendix).

This difference in dose response between men and women is believed to be related to the different balance of fat distribution in men and women, with different effects indicated in the clinical trial data on distinct fat compartments.

The "bimodal" pattern of low dose and high dose activity has recently been replicated in laboratory *in vitro* tests showing drug activity at unexpectedly low concentrations as well as at high concentrations, but less or none at intermediate concentrations. This has been seen in both cultured fat cells and in cultured fat tissue.

Both the clinical trial and the laboratory tests support the exploration of doses below and around 1 mg in the next study, to be conducted before Phase 3, to find an optimum daily dose for overall weight loss in both men and women, and to clarify the effects on fat compartments.

Molecular Mechanism of Action of AOD9604:

The "molecular mechanism of action" is the way a drug acts on cells to elicit its effects. Although not essential in order to develop a drug for the market place, achieving a coherent understanding of mechanism of action is an important value consideration from a scientific, medical and commercial perspective.

AOD9604 is based on a fragment of a well-known human hormone (growth hormone - hGH) and mimics the effect of the intact hormone on fat metabolism, without producing its effects on growth. The absence of growth effects in humans was confirmed in the recent trial with no effect seen on levels of the hormone IGF-1, which is the major mediator of hGH's effects on growth.

Why AOD9604 has one part of hGH's action but not the other has not so far been fully elucidated.

Metabolic is making good progress on this front. Data generated by Metabolic scientists now strongly suggest that AOD9604 acts through the growth hormone receptor (GHR) subsequently activating some, but not all of the molecular signalling events associated with interaction of whole hGH with the GHR.

New York Times; A recent article from the NYT (April 3, 2005: "Drug Makers Race to Cash in on Nation's Fight Against Fat" by Stephanie Saul) looks at the obesity drug pipeline and points out that apart from the two drugs currently in the market, both of which have safety or side effect issues, there is only a single drug ahead of AOD9604, a drug called Acomplia (from Sanofi Aventis) which may be launched in 2006. Acomplia is an appetite suppressant with an entirely different mechanism of action from AOD9604.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets and currently has development programs aimed at treating obesity (AOD9604 - Phase 2b trial completed, further Phase 2b dose finding study in preparation), neuropathic pain (ACV1 – Phase 1 to commence in Q2 05), and type 2 diabetes. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604

AOD9604 is a small, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has

profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Replacement of growth hormone by daily dosing with AOD9604 is believed to normalise suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule.

Background to ACV1

ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side-effects. The potential range of indications for ACV1 extend to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment

ACV1 specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effect. Phase 1 clinical trials are planned for Q2 2005.

Contact Information:

Roland Scollay – CEO, roland.scollay@metabolic.com.au
David Kenley – VP Corporate Development, david.kenley@metabolic.com.au
Phone: +61-3-9860-5700

Appendix – dose response


dose response - all data
Dose (mg)
0
1
5
10
20
30
mean weight change during treatment (kg)
0
-0.5
-1
-1.5
-2
-2.5
-3
-3.5
-4
low dose active (first mode)
mid range inactive
high dose active (second mode)


Males vs Females
Dose (mg)
0
1
5
10
20
30
mean weight change during treatment (kg)
1
0
-1
-2
-3
-4
-5
females
males


metabolic

ACV1 Update

2 May 2005

- **Preclinical Data package complete, with preparations for Phase 1 on track**
- **Presentation at Boston TIDES 2005 Conference**
- **Academic publication of human nerve data**
- **Recent press articles**

Metabolic is pleased to announce that a preclinical data package concerning its pain compound, ACV1, has now been completed. The package is intended to support 28 days of once daily dosing in Phase I and 2A human clinical trials. Subject to timely passage through the approvals process the Phase 1 single and multiple dose human clinical trial is expected to commence on schedule in June 2005, at which time a description of the trial protocol will be provided. An abridged version of this package, including key information, is available on our website (www.metabolic.com.au) under Our Business / Pain / Technical Information / Technical Summary of ACV1 Preclinical Data.

A presentation on the preclinical aspects of the ACV1 project will be given by Metabolic's Research Manager, Dr. Andrea McCracken, to the TIDES 2005 Oligonucleotide and Peptide Technology Conference on 2 May, 2005 in Boston. The title of the presentation is 'Development of the Conopeptide ACV1 for the Treatment of Neuropathic Pain'. The annual TIDES Conference is a leading conference on peptide and nucleotide drugs. A copy of the presentation is available on Metabolic's website (www.metabolic.com.au) under Investor Relations / Presentations.

A recent academic publication based on work conducted in collaboration with scientists in Germany describes the effects of ACV1 on nerves and supports its potential value as a therapeutic. PM Lang et al, *NeuroReport* Vol 16, pages 479-483, April 2005. A link to the abstract is on our website under Our Business / Pain / Publications and Patents

An article in The New York Times (Feb 15, 2005: "The Search for the Killer Painkiller", by Andrew Pollack) and another in Scientific American (April 2005: "A Toxin Against Pain", by Gary Stix) discuss the substantial medical need for new painkillers and the research into a variety of classes of toxin-derived molecules including ACV1 in the search for improved therapies.

Background to ACV1

ACV1 is the first in a potential new class of drugs to treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side-effects. The potential range of indications for ACV1 extend to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other chronic pain conditions currently underserved by pharmaceutical treatment.

ACV1 specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial long lasting relief in several animal models of neuropathic pain without apparent adverse effect at effective doses. There are also indications that ACV1 assists the functional recovery of damaged nerves.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets and currently has development programs aimed at treating obesity (AOD9604 - Phase 2b trial completed, further Phase 2b dose finding study in preparation), and neuropathic pain (ACV1 – Phase 1 to commence in Q2 05). Metabolic also has discovery programs targeting type 2 diabetes and, in collaboration with Neuren Ltd,, nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Contact Information:

Roland Scollay – CEO, roland.scollay@metabolic.com.au
David Kenley – VP Corporate Development, david.kenley@metabolic.com.au
Phone: +61-3-9860-5700

metabolic

19 May, 2005

Ms Kate Kidston
The Australian Stock Exchange Limited
530 Collins Street
MELBOURNE VIC 3000

FACSIMILE NO. 9614 0303
Number of Pages: 2

Dear Ms. Kidson,

Re: Price Query

We refer to your email received today in relation to the increase in the price of Metabolic Pharmaceutical's shares and the increase in the volume of trading. We provide the following responses to your queries :

1. *Is the company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the company?*

   No.

2. *If the answer to Question 1 is Yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?*

   Not applicable.

3. *Is there any reason to think that there may be a change in the Company's operating profit before abnormal items and income tax so that the figure for the financial year ended 30 June 2005 would vary from the previous corresponding period by more than 15%? If so, please provide details as to the extent of the likely variation.*

   Metabolic is a drug development company and does not presently generate income apart from interest income. Accordingly it has made an operating loss each financial year since listing. In that context, we estimate that Metabolic's 2005 operating loss will exceed that of the previous year by 15% to 25% primarily due to the increased expenses associated with clinical trials.

4. *Is there any reason to think that the Company may record any material abnormal or extraordinary profit for the financial year ended 30 June 2005? If so, please provide details.*

   No.

5. *Is there any other explanation that the company may have for the price change in the securities of the company.*

   No.

6. *Please confirm that the company is in a compliance with the Listing Rules and, in particular, Listing Rule 3.1.*

   We confirm that Metabolic Pharmaceuticals continues to comply with all ASX Listing Rules.

Yours faithfully,
Metabolic Pharmaceuticals Limited



Belinda Shave
Company Secretary



ASX Release **1 June, 2005**

Metabolic Pharmaceuticals Ltd Establishes American Depositary Receipt (ADR) Program

Melbourne, Australia – 1 June, 2005 - Metabolic Pharmaceuticals Ltd (ASX: MBP); (In the U.S. OTCBB: MBLPY), is pleased to announce that it has established a Level I American Depositary Receipt ("ADR") program in the U.S. The U.S. Securities and Exchange Commission declared the Metabolic F-6 Registration Statement effective as of May 31, 2005. The Company's ADRs trade over-the-counter (OTC) under the symbol "MBLPY".

Metabolic is also pleased to announce that Citigroup Depositary Receipt Services (Citigroup) has been appointed as the Company's depositary bank. Citigroup is a leader in bringing quality issuers to the U.S. market and promoting ADRs as an effective capital markets tool. The Metabolic American Depositary Shares (ADSs) will trade on a 1:10 ratio to the Company's ordinary shares, which are listed on the Australian Stock Exchange under the symbol MBP. A copy of the Deposit Agreement, which governs the rights of the holders of the ADRs and the corresponding ADSs, may be found on the Metabolic website – www.metabolic.com.au.

"Metabolic's focus on developing therapeutics aimed at large world markets has prompted substantial international investor interest," said Roland Scollay, Chief Executive Officer. "A vital part of our long-term strategy to enhance shareholder value is to improve liquidity and broaden and diversify our shareholder base. The ADR program will help us to enhance the Company's visibility and help us to capitalize on landmark achievements by making investing easier for existing and potential U.S. investors."

About ADRs

ADRs are commonly used to facilitate the holding and trading by U.S. investors of securities in foreign companies not listed in the United States.

Acquiring a Metabolic ADR

Based upon availability and market conditions, a US investor may acquire Metabolic ADRs by either purchasing existing Metabolic ADRs on the U.S. over-the-counter (OTC) market or by purchasing Metabolic shares on ASX and arranging for the issuance of new ADRs.

The process for issuing new ADRs is as follows:

1. A US broker contacts an Australian broker and requests the purchase of Metabolic shares on ASX.
2. These shares are deposited with ANZ Nominees, Metabolic's local custodian bank for the ADR program.
3. ANZ Nominees instructs the depositary, Citigroup, to issue the number of ADRs that represent the Metabolic shares received, in the ratio 1:10.
4. Citigroup issues the Metabolic ADRs and delivers them in physical or book entry form to the US broker.
5. The US broker delivers the ADRs to the investor or credits the investor's account.

Selling a Metabolic ADR

Based upon demand and market conditions, a US investor may either sell a Metabolic ADR on the OTC market or cancel the ADR and sell Metabolic shares on ASX. In the latter case the US broker delivers Metabolic ADRs to Citigroup for cancellation and instructs them to deliver the ordinary shares to ANZ Nominees. Citigroup then cancels the ADRs and instructs ANZ Nominees to release and deliver the underlying Metabolic shares to an Australian broker. The Metabolic shares can then be sold on ASX.

Level I ADRs are freely tradable in the U.S. OTC market. Trading activity of Metabolic's ADRs should be available on most financial websites with access to American stock exchange prices.

Information For U.S. Investors

Due to the fact that a significant proportion of Metabolic's assets are held in the form of interest bearing deposits and a major component of our income in the form of interest is derived from those deposits, Metabolic may be classified as a passive foreign investment company, or PFIC, under the U.S. Internal Revenue Code. A determination of Metabolic's PFIC status will be made on a year-by-year basis. IF METABOLIC IS TREATED AS A PFIC FOR U.S. TAX PURPOSES IN ANY YEAR, U.S. HOLDERS OF OUR ADRs MAY INCUR ADVERSE TAX CONSEQUENCES. ALL U.S. INVESTORS SHOULD BE AWARE OF THIS MATTER AND ARE URGED TO SEEK THE ADVICE OF COMPETENT TAX COUNSEL. A more detailed statement of the issues related to this matter is attached to this release as Appendix 1.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The company's mission is to develop a pipeline of new pharmaceuticals for world markets and currently has development programs aimed at treating obesity (AOD9604 - Phase 2b trial completed, further Phase 2b dose finding study in preparation), neuropathic pain (ACV1 – Phase 1 to commence in Q2 05), and Type II Diabetes. For more information, please visit the company's website at www.metabolic.com.au.

Further information

Company:
Roland Scollay, CEO
David Kenley, VP Corporate Development
Tel: +61 3 9860 5700
Email: roland.scollay@metabolic.com.au
Email: david.kenley@metabolic.com.au

US Investors:
Kathy Price, Managing Director
The Anne McBride Company
Tel: 212-983-1702, x212
Email: kprice@annemcbride.com

ADR Questions:

Stephanie Bleecher, Vice President, Product Management
Citigroup, Depositary Receipt Services
Tel: 212-816-6639
Email: Stephanie.bleacher@citigroup.com

Appendix 1

Tax Consequences for U.S. Holders of ADRs if Metabolic is Classified as a Passive Foreign Investment Company

In general, Metabolic will be classified as a Passive Foreign Investment Company or PFIC for any taxable year if either (a) 75% or more of the company's gross income in the taxable year is passive income or (b) 50% or more of the company's assets in the taxable year (based on their quarterly average value) produce, or were held for the production of, passive income. The IRS takes the view that interest on working capital or any other cash is passive income and that the corresponding cash is an asset that produces or is held for the production of passive income.

Unfavorable tax consequences for U.S. holders of Metabolic ADRs can occur if Metabolic is treated as a PFIC for any year while a U.S. holder owns Metabolic ADRs.

These tax consequences can be mitigated if the U.S. holder makes, or has made, a timely qualified electing fund election or election to mark to market the holder's ADRs, and such election is in effect for the first taxable year during which the U.S. holder owns the ADRs that Metabolic is classified as a PFIC.

If neither election is made, under the PFIC provisions of the U.S. Internal Revenue Code, in any year in which the U.S. holder either disposes of the ADRs at a gain or receives one or more "excess distributions", special rules apply to the taxation of the gain or the excess distributions. For the purposes of these rules, "excess distributions" generally are the portion of Metabolic's distributions in a taxable year, whether or not out of earnings and profits, that exceed 125% of the average of Metabolic's distributions, subject to adjustment to the extent there were excess distributions that the U.S. holder received on the ADRs during the three previous years or, if shorter, the ADR holder's holding period for the ADRs on which the distributions are paid.

A disposition of an ADR, for purposes of these rules, includes many transactions on which gain or loss is not realized under general U.S. federal income tax rules. The gain or the excess distributions must be allocated ratably to each day the U.S. holder has held the ADR. Amounts allocated to each year are taxable as ordinary income in their entirety (not eligible for the reduced rate for dividends) and not as capital gain, and amounts allocable to prior years may not be offset by any deductions or losses. Amounts allocated to the current year and the pre-PFIC holding period (if any) are included as ordinary income in the current year and amounts allocated to the PFIC period (other than the current tax year) are subject to tax at the highest U.S. ordinary income tax rate in effect for that year and are then subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, a U.S. holder's tax basis in an ADR that is acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent's death but instead would be equal to the descendant's basis, if lower.

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder makes a timely election, which remains in effect, to treat the company as a qualified electing fund, or QEF, for the first taxable year in which the U.S. holder owns an ADR and in which Metabolic is a PFIC, provided the company complies with certain reporting requirements. Instead, a U.S. holder that has made a QEF election is required for each taxable year to include in income a pro rata share of the company's ordinary earnings as ordinary income and a pro rata share of the company's net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

In order for the QEF election to be valid, Metabolic must provide U.S. holders with a PFIC Annual Information Statement containing the following information:

(i) The first and last days of Metabolic's taxable year to which the annual statement applies;

(ii) Either (a) the U.S. holder's pro rata share of the ordinary earnings and net capital gain of Metabolic for the taxable year, (b) sufficient information to enable the U.S. holder to calculate the pro rata share for such year, or (c) a statement that Metabolic has permitted the U.S. holder to inspect and copy Metabolic's permanent books of account, records, and such other documents as may be maintained by Metabolic that are necessary to establish Metabolic's ordinary earnings and net capital gain are computed in accordance with U.S. income tax principals;

(iii) The amount of cash and fair market value of other property distributed or deemed distributed to the U.S. holder during the taxable year; and

(iv) Either (a) a statement that Metabolic will permit the U.S. holder to inspect and copy Metabolic's permanent books of account, records, and such other documents as may be maintained by Metabolic that are necessary to establish that Metabolic's ordinary earnings and net capital gain are computed in accordance with U.S. income tax principals, or (b) a description of the alternative documentation requirements approved by the IRS, with a copy of the Private Letter Ruling and the Closing Agreement.

In the event Metabolic is classified as a PFIC, the company intends to provide sufficient information to U.S. holders to enable them to calculate their pro rata share for such year. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching to a timely filed U.S. federal income tax return a properly completed IRS Form 8621 that reflects the information provided in the PFIC Annual Information Statement supplied by Metabolic to the ADR holders. Even if a QEF election is not made, if Metabolic is a PFIC in the hands of a U.S. holder, that U.S. holder may have to file each year a completed IRS Form 8621 with its U.S. federal income tax return.

Although a QEF election generally cannot be revoked, if a U.S. holder made a valid and timely QEF election for the first taxable year it owned an ADR and Metabolic is a PFIC, the QEF election does not apply in a later taxable year in which Metabolic does not satisfy the test to be a PFIC. If a QEF election was not made for that first taxable year, certain elections can be made while Metabolic continues to satisfy the

definition of a PFIC that, combined with a QEF election, can cause the QEF election to be treated as having been made for that first taxable year. Those elections may require the electing ADR holder to recognize gain on a constructive sale or to be taxable on the ADR holder's share of certain undistributed profits of Metabolic. To date, Metabolic has not earned any profits but may do so in the future. If gain or income is recognized pursuant to one of those elections, the rules set forth above would apply to that gain or income. Even if a QEF election ceases to apply because in a later taxable year Metabolic ceases to satisfy the tests to be a PFIC, the QEF election will apply again in any subsequent year in which Metabolic again satisfies the test to be a PFIC. Moreover, if a U.S. holder sells all of the ADRs it owns and later reacquires other Metabolic ADRs or purchases additional ADRs, any QEF election the U.S. holder made that remains in effect will apply to the ADRs acquired later.

U.S. Treasury regulations provide that the Commissioner of Internal Revenue has the discretion to invalidate or terminate a QEF election if the U. S. holder or Metabolic, or an intermediary, fails to satisfy the requirements for the QEF election or the annual election requirements to which the U.S. holder, Metabolic, or intermediary is subject.

The special PFIC rules described above will not apply to a U.S. holder if the U.S. holder elects to mark the U.S. holder's ADRs to market each year, provided Metabolic's ADSs evidenced by its ADRs are considered "marketable stock" within the meaning of the U.S. Treasury regulations. A U.S. holder that makes this election will recognize as ordinary income or loss each year an amount equal to the difference, if any, as of the close of the taxable year between the fair market value of the U.S. holder's ADRs and the U.S. holder's adjusted tax basis in the ADRs. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. holder under the election for prior taxable years, reduced by losses allowed in prior taxable years. If the mark-to-market election were made, then the rules set forth above do not apply for periods covered by the election. In general, Metabolic's ADSs will be marketable stock within the meaning of the U.S. Treasury regulations if they are traded other than in de minimis quantities, on at least 15 days during each calendar quarter on a "qualified exchange or other market" within the meaning of the U.S. Treasury regulations. A U.S. exchange is a "qualified exchange or other market" if such exchange is registered with the SEC or the national market system established pursuant to section 11A of the U.S. Securities Exchange Act of 1934.

A non-U.S. exchange is a "qualified exchange or other market" if the exchange is regulated or supervised by a governmental authority of the country where the market is located and (1) the exchange has trading volume, listing, financial disclosure, surveillance and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly market, and to protect investors, and the laws of the country where the exchange is located and the rules of the exchange ensure that those requirements are actually enforced, and (2) the rules of the exchange effectively promote active trading of listed stocks. If a non-U.S. exchange has more than one tier or market level on which stock may be separately listed or traded, each such tier is treated as a separate exchange.

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862

Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

We believe that the ASX should be considered a "qualified exchange or other market." The U.S. OTC may not be considered a "qualified exchange or other market." However, because the ADSs relate to underlying shares traded on the ASX, they may be eligible for a mark-to-market election, although the law in this area is not completely settled.

A U.S. holder of ADRs during a year we are a PFIC generally will remain subject to the rules set forth above for all taxable years if the U.S. holder has not made a QEF election or a mark-to-market election, for the first taxable year in which the U.S. holder owns any ADRs and in which we are a PFIC. In that event, those rules will apply to any gains on dispositions of ADRs and to any "excess distributions." It is, however, possible for a U.S. holder to avoid this "once a PFIC, always a PFIC" result by electing to treat all of the U.S. holder's ADRs and ordinary shares as sold for their fair market value as of the last day of the last taxable year we satisfy the tests to be a PFIC, provided the applicable U.S. statute of limitations has not run for that year. If a gain is recognized on that constructive sale, the rules set forth above would apply to that gain.

A dividend from a foreign corporation that otherwise would qualify for the current 15 percent maximum tax rate in the U.S. does not qualify for that rate if the foreign corporation is a PFIC in either the taxable year of the dividend or the preceding taxable year.

We believe that the U.S. Internal Revenue Service would consider Metabolic to have been a PFIC in each of its last three fiscal years. However, we do not know whether we will be classified as a PFIC in the year ending June 30, 2005 or thereafter because the tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. In the event that Metabolic is classified as a PFIC for its year ending June 30, 2005 or subsequent years, Metabolic intends to provide its shareholders with the information necessary to make a QEF election as noted above.

U.S. INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISERS ABOUT THE PFIC RULES, INCLUDING THE ELIGIBILITY AND CONSEQUENCES TO THEM OF MAKING A QEF ELECTION OR A MARK-TO-MARKET ELECTION WITH RESPECT TO OUR ADRs IN THE EVENT THAT METABOLIC IS CLASSIFIED AS A PFIC.

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862

Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au



metabolic

AOD9604 Obesity Drug Update

Design and conduct of dose-finding clinical trial

3 June 2005

- **We are pleased to advise our plans for the next clinical trial of our obesity drug AOD9604, to commence in Q405.**
- **A Phase 2b, double blinded, placebo controlled study involving 480 subjects**
- **Doses tested, in addition to placebo, will be 1 mg, 0.5 mg and 0.25 mg**
- **Treatment periods of 12 weeks and out to 24 weeks will be tested.**

Background

As previously announced, the Phase 2b clinical trial of AOD9604 conducted over 2004 and early 2005 involved the treatment of 300 obese men and women with placebo or daily AOD9604 doses ranging from 1mg to 30 mg over 12 weeks.

The trial provided evidence of competitive weight loss with AOD9604 dosing in both men and women at the lowest dose tested, 1mg. Additional positive indications include excellent safety & tolerability, reduction in risk of diabetes, improved lipid profiles and lack of rebound weight gain after treatment. Because the lowest dose tested was the best dose, we now need to determine whether even lower doses might be as good or better. Trends in the previous Phase 2b trial and laboratory experiments indicate that this might be the case.

Thus before pivotal Phase 3 trials can commence, we will conduct another human study to identify this optimal dose to ensure that the best dose is selected for commercialisation.

The next trial design

The new Phase 2 dose-finding clinical study has now been designed, based on experience from the recently completed trial, and with input from a wide variety of sources.

The trial will test three different daily doses (tablets of 1mg, 0.5 mg, 0.25 mg and placebo). Between 10 and 15 clinical trial sites throughout Australia and in New Zealand will participate. Included are sites in WA, SA, Victoria, NSW, ACT and Queensland. As in the previous trial, the primary efficacy endpoint will be weight loss after 12 weeks of treatment, although the patients will be treated for a total of 24 weeks to gather valuable information on the longer-

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

term benefits of the drug. It is anticipated that about 480 obese (BMI>30) patients will be recruited. The study is conservatively powered to achieve statistical significance for the primary endpoint if the average weight loss effect above placebo is more than 1.8 kg. In the previous trial the effect was 2.0 kg (2.8 kg compared to placebo 0.8 kg).

All recruits will be given a formal weight loss and exercise program, as close as possible to the programs used in Phase 3 trials on other obesity drugs. This will provide the best prediction of the outcome of a future Phase 3 trial with AOD9604.

Partnering Discussions

The plans for this trial have been devised in parallel with our partnering discussions with a number of major pharmaceutical companies. These discussions are ongoing and could result in a partnering deal at any time before, during or after this next trial.

Next steps

The detailed protocol is currently in preparation for submission to the institutional ethics committees for approval at the selected trial sites. The ethics approval process and the tablet manufacture are the time critical activities which affect the commencement date of the trial. The trial is projected to commence later this year as soon as these milestones are in place, with recruitment starting late Q3 or early Q4. We expect to complete the 24 week dosing period late next year.

Capital Requirements

It is estimated the trial will cost A$8 - 10 million. If a partnering deal is concluded in time, we would expect to receive some financial support for the trial. However, due to the uncertainty in both timing and outcome of these partnering discussions, we are proceeding on the assumption that the trial will be self-funded. This will give us maximum flexibility to advance the development of AOD9604 as rapidly as possible and to strengthen our position in negotiations with potential pharmaceutical partners. Consequently we will seek to raise additional equity prior to commencing the trial to cover our capital requirements.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP, OTCBB: MBLPY). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets and currently has development programs aimed at treating obesity (AOD9604 - Phase 2b trial completed, further Phase 2b dose finding study in preparation), neuropathic pain (ACV1 – Phase 1 to commence in June 05), and type 2 diabetes. For more information, please visit the company's website at www.metabolic.com.au.

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862

Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

Background to AOD9604

AOD9604 is a small, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalize suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule.

Background to ACV1

ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side-effects. The potential range of indications for ACV1 extend to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effect. Phase 1 clinical trials are planned for June 2005.

Contact Information:

Roland Scollay – CEO, roland.scollay@metabolic.com.au
David Kenley – VP Corporate Development, david.kenley@metabolic.com.au
Phone: +61-3-9860-5700

*   *   *